

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2009

<u>**Via facsimile (212) 872-1002 and US Mail**</u>
Rosa Testani, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036

  Re: **Hughes Communications, Inc.**
     Schedule TO-I
     Filed March 19, 2009
     File No. 005-81645

Dear Ms. Testani:

   We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO</u>

1. In Item 2 (b) of the Schedule TO, you indicate that the offer is being made available to "certain employees of the Company…resident in the United States." In the Offer to Purchase, you define "U.S. Employees" as employees of the Company and its subsidiaries "residing in the United States." You also state that the offer is not being made to, nor will tenders for exchange be accepted from or on behalf of, eligible option holders in any jurisdiction in which the making of the exchange offer would not comply with the laws of that jurisdiction. In light of

these statements and given the extent of your foreign operations, it would appear that you may have employees who reside outside of the United States who are being excluded from the offer. Please confirm. If you do have foreign employees who are optionholders, explain to us how your exclusion of such foreign employees fits within the parameters of the Global Exemptive Order. Specifically, please address how the exclusion serves a compensatory purpose.

Offer to Purchase

Conditions of This Exchange Offer, page 24

2. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please clarify the statement in the last paragraph of this section in which you state that the Board retains the authority, in its sole discretion, to extend, amend, withdraw or terminate the Exchange Offer. The scope of authority is overly broad. Please revise to clarify that such authority would be asserted only if an objectively verifiable condition was triggered.

3. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

4. We also note the language in the last paragraph in this section that the company's "failure at any time to exercise any of these rights shall not be deemed a waiver of any such rights." If an event triggers a listed offer condition, and the company determines to proceed with the offer anyway, it has waived the offer condition. See our comment 3 above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is

one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Material United States Tax Consequences, page 33

5. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, Office of Mergers & Acquisitions, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions